SEC 02021790 COMMISSION
Washington, ... 49

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 6857

RECEIVED MAR 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CUSO Partners, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway, Suite 580
(No. and Street)

Birmingham, (City) AL (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Declan E. O'Beirne (205) 414-3382
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lovoy, Summerville & Shelton, P.C.
(Name — *if individual, state last, first, middle name*)

One Perimeter Park So., Suite 380S Birmingham, AL 35243
(Address) (City) (State) Zip Code)

PROCESSED
APR 12 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Declan E. O'Beirne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO Partners, L.L.C., as of ~~December 31~~, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Declan E O'Beirne
Signature

Chief Financial Officer
Title

Wendy L. [illegible]
Notary Public
My commission expires 01-21-06

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lovoy, Summerville & Shelton, P.C.
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT

To the Members
CUSO Partners, L.L.C.
Birmingham, Alabama

We have examined your accounts and records as of December 31, 2001, examined your results from operations for the year then ended and prepared your responses to Form X-17A-5, FOCUS Report (Financial and Operational Combined Uniform Single Report), Part II submitted to the Securities and Exchange Commission as of December 31, 2001. Furthermore, we reviewed your system of internal controls and accounting procedures including those related to the safeguarding of customer securities. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining on a test basis evidence supporting your accounts and records as of December 31, 2001 and your responses to Form X-17A-5, Part II submitted to the Securities and Exchange Commission and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the accompanying report of the findings referred to above presents fairly your financial condition as of December 31, 2001 and your results from operations for the year then ended, in all material respects, in conformity with generally accepted accounting principles.

Lovoy, Summerville & Shelton, P.C.

March 21, 2002

One Perimeter Park South ◦ Suite 380 South ◦ Birmingham, AL 35243
(205) 970-9080 ◦ Fax (205) 970-0017

Lovoy, Summerville & Shelton, P.C.
Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS
ON INTERNAL ACCOUNTING CONTROL

To the Members
CUSO Partners, L.L.C.
Birmingham, AL

In planning and performing our audit of the financial statements of CUSO Partners, L.L.C., for the period ended December 31, 2001, we examined its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. The management of CUSO Partners, L.L.C. is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on whether the internal control is adequate to meet the criteria established based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as considered necessary in the circumstances. We believe our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CUSO Partners, L.L.C. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts and comparisons, and the recordation of the differences required by Rule 17a-13 or in complying with the requirements of prompt payment for securities under section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities.

One Perimeter Park South ◦ Suite 380 South ◦ Birmingham, AL 35243
(205) 970-9080 ◦ Fax (205) 970-0017

As noted above, the management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related cost of internal control structure polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that world be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weakness as defined above, nor did we note any material instances of noncompliance which would preclude the Company's exemptive status Section (k)(2)(ii) of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lovoy, Summerville & Shelton, P.C.

March 21, 2002

Schedule (b)

CUSO PARTNERS, L.L.C.
800 SHADES CREEK PARKWAY, SUITE 580
BIRMINGHAM, ALABAMA
Report Under Rule 17a-5(a)
File No. 8-6857

Statement of Financial Condition
as of December 31, 2001

Line	Assets	Allowable	Nonallowable	Total
1.	Cash	$ 15,045	-	$ 15,045
9.B.	Other investments not readily marketable (at estimated fair value)	-	20,100	20,100
15.D.	Other miscellaneous assets	-	30,448	30,448
16.	Total Assets	$ 15,045	50,548	$ 65,593

Liabilities and Ownership Equity

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
23.E.	Accounts payable and accrued liabilities and expenses	$ 1,000	-	$ 1,000
26.	Total Liabilities	1,000	-	1,000
	Ownership Equity			
28.	Partnership - limited partners	14,045	50,548	64,593
31.	Total Liabilities and Ownership Equity	$ 15,045	50,548	$ 65,593

See accompanying notes to the financial statements.

CUSO PARTNERS, L.L.C.
800 SHADES CREEK PARKWAY, SUITE 580
BIRMINGHAM, ALABAMA
Report Under Rule 17a-5(a)

Schedule (c)

Statement of Income (Loss)
for the year ended December 31, 2001

Line			
	Revenue		
3.c.	Gains or losses on firm securities investment accounts - total realized and unrealized	$	(98,766)
6.	Revenue from sale of investment company shares		7,460
11.	Other revenue		136
12.	Total revenue		(91,170)
	Expenses		
26.	Regulatory fees and expenses		1,002
27.	Other expenses		5,149
28.	Total expenses		6,151
34.	Net income (loss) after Federal income taxes and extraordinary items	$	(97,321)

See accompanying notes to the financial statements.

CUSO PARTNERS, L.L.C.
800 SHADES CREEK PARKWAY, SUITE 580
BIRMINGHAM, ALABAMA
Report Under Rule 17a-5(a)

Schedule (d)

Statement of Changes in Financial Condition
as of December 31, 2001

Net (loss) for the year ended December 31, 2001	$	(97,321)
Additions:		
Capital contributed by members		35,000
Total additions		35,000
Deductions:		
Other decreases not affecting operations		(801)
Member distributions		(248,403)
Total deductions		(249,204)
Net change in financial condition		(311,525)
Balance at beginning of year		376,118
Balance at end of year	$	64,593

See accompanying notes to the financial statements.

CUSO PARTNERS, L.L.C.
800 SHADES CREEK PARKWAY, SUITE 580
BIRMINGHAM, ALABAMA
Report Under Rule 17a-5(a)

Schedule (e)

Statement of Changes in Ownership Equity
as of December 31, 2001

Line			
1.	Balance at beginning of year	$	376,118
1.A.	Net (loss) for the year ended December 31, 2001		(97,321)
1.B.	Additions:		
	Capital contributed by members		35,000
	Total additions		35,000
1.C.	Deductions:		
	Other decreases not affecting operations		(801)
	Member distributions		(248,403)
	Total deductions		(249,204)
2.	Balance at end of year	$	64,593

See accompanying notes to the financial statements.

CUSO PARTNERS, L.L.C.
800 SHADES CREEK PARKWAY, SUITE 580
BIRMINGHAM, ALABAMA
Report Under Rule 17a-5(a)

Schedule (g)

Computation of Net Capital
as of December 31, 2001

Line		
1.	Total ownership equity from Statement of Financial Condition	$ 64,593
5.	Total capital and allowable subordinated liabilities	64,593
6.	Deductions and/or charges:	
6.A.	Total nonallowable assets from Statement of Financial Condition	(50,548)
6.F.	Other deductions and/or charges	(4,400)
8.	Net capital before haircuts on securities positions	9,645
9.	Haircuts on securities	-
10.	Net capital	$ 9,645

See accompanying notes to the financial statements.

CUSO PARTNERS, L.L.C.
800 SHADES CREEK PARKWAY, SUITE 580
BIRMINGHAM, ALABAMA
Report Under Rule 17a-5(a)

Schedule (h)

Computation for Determination of Reserve Requirements
for Broker-Dealers under Rule 15c3-3
as of December 31, 2000

Exemption for computation of above is claimed under provision of Rule (k)(2)(B). All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm:

Clearing Firm SEC #	Name	Product Code
8-11754	Sterne, Agee & Leach, Inc.	All

See accompanying notes to the financial statements.

CUSO PARTNERS, L.L.C.
800 SHADES CREEK PARKWAY, SUITE 580
BIRMINGHAM, ALABAMA
Report Under Rule 17a-5(a)

Notes to Financial Statements
December 31, 2001

1. Summary of Significant Accounting Policies

(a) Nature of operations and basis of accounting
CUSO Partners, L.L.C. ("the Company"), a limited liability company, and a wholly owned subsidiary of Sterne, Agee & Leach Group, Inc., is engaged in the buying and selling of investment securities as a broker-dealer. The Company has one office located in Birmingham, Alabama. The Company's financial statements are presented in accordance with generally accepted accounting principles. Income is recognized when received. The nature of the Company's business changed effective February 28, 2002. See the Subsequent Event footnote below.

(b) Cash equivalents
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents approximate their fair values.

(c) Investments
The Company's investments consist of equity securities that are not readily marketable. These investments are carried at their estimated fair value.

(d) Income taxes
The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

(e) Use of estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(f) Contingent liabilities and commitments
There were no contingent liabilities or commitments outstanding as of December 31, 2001. Furthermore, there were no liabilities subordinated to claims of general creditors during the period examined.

(g) Computation of adjusted net capital
There were no material differences in the computation of adjusted net capital as reflected in the Form X-17A-5, Part II, Focus Report prepared by the broker-dealer and the computation of adjusted net capital in the annual report.

2. Formation of Limited Liability Company

On February 22, 2001, Kayser & Co., a sole proprietorship, converted to a limited liability company created under the Delaware Limited Liability Company Act. The Company's business was conducted under the name of Kayser & Co., LLC. The assets and liabilities reported on the statement of financial condition were previously held by the proprietorship.

3. Sale of Member Interest

On May 17, 2001, the sole owner of Kayser & Co., LLC sold his entire interest to Sterne, Agee & Leach Group, Inc. ("Purchaser"). By affirmative vote of the members, this transfer constitutes the transfer of member's full interest in the Company entitling the Purchaser to become a full member and the sole owner of the Company.

4. Change of Name

On October 22, 2001, Kayser & Co., LLC filed a Certificate of Amendment with the Secretary of State of Delaware amending its Certificate of Formation and changing its name to CUSO Partners, L.L.C.

5. Subsequent Event

CUSO Partners, L.L.C. entered into an agreement with SAL Financial Services, Inc. ("Reintroducing Firm") and Sterne, Agee & Leach, Inc. ("Clearing Firm") with the principal purpose of forming a credit union service organization providing securities brokerage services.

Clearing Firm will act as the securities clearing firm for the Company. Clearing Firm will carry and clear on a "fully disclosed basis" the Company's and its customers' cash and margin accounts. Furthermore, the Company will be a correspondent of Reintroducing Firm.

On February 28, 2002, six credit unions acquired one hundred percent (100%) of all equitable and beneficial interests in the Company from Sterne, Agee & Leach Group, Inc. The initial Credit Union members are:

Amphibious Base Naval Base Federal Credit Union
Andrews Federal Credit Union
APCO Employees Credit Union
First Flight Federal Credit Union
Langley Federal Credit Union
Newport News Shipbuilding Employees Credit Union